UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2022

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

NOTICE TO THE MARKET

RECALCULATION OF THE AMOUNT OF INTEREST ON CAPITAL PER SHARE

ANNOUNCED ON AUGUST 19, 2022

In continuity to the Notice to Shareholders dated August 19, 2022, published in the editions of August 20, 21 and 22, 2022 in the newspaper Valor Econômico, Telefônica Brasil S.A. (“Company”) hereby informs its Shareholders that the values per share referring to the Interest on Capital (“IoC”) deliberated by the Board of Directors on August 19, 2022 have been modified, given the acquisition of shares held in treasury under the Company's Share Buyback Program, as described in the table below:

From:

Type of Payment	Declaration Date	Shareholding Position	Gross Amount per Share (R$)	Withholding Income Tax (15%)	Net Amount per Share (R$)
Interest on Capital	08/19/2022	08/31/2022	0.17961450011	0.02694217501	0.15267232509

To:

Type of Payment	Declaration Date	Shareholding Position	Gross Amount per Share (R$)	Withholding Income Tax (15%)	Net Amount per Share (R$)
Interest on Capital	08/19/2022	08/31/2022	0.17975006784	0.02696251017	0. 15278755767

The IoC will be paid individually to each shareholder, based on the shareholding position in the Company’s records at the end of August 31, 2022. After this date, the shares will trade as “ex-interest”. The Interest on Capital will be paid by July 31, 2023, and the Company’s Executive Board is responsible for setting the exact date.

São Paulo, August 31, 2022.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil - Investor Relations

Email: ir.br@telefonica.com

www.telefonica.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	August 31, 2022	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director